Exhibit 99.1

MOL Global, Inc. Announces its New Practice of Releasing Financial Results Semi-Annually

KUALA LUMPUR, Malaysia, May 27, 2016 (GLOBE NEWSWIRE) -- MOL Global, Inc. (OTC Pink:MOLGY) ("MOL" or the "Company"), a leading e-payment enabler for online goods and services in emerging and developed markets, announces that going forward it will release financial results semi-annually, rather than quarterly as it has in the past. Under the new practice, the Company expects to report its semi-annual unaudited financial results for the first half of 2016 in August 2016, and to report semi –annual financial results approximately every six months thereafter. The Company remains committed to continued compliance with all applicable United States Securities and Exchange Commission (the “SEC”) filing requirements, including the filing with the SEC a Form 6-K that includes an interim balance sheet as of the end of the Company’s second fiscal quarter and a semi-annual income statement for the first two quarters and the filing of the Company’s annual report on Form 20-F with the SEC. The Company also announced that it has achieved consolidated revenue of MYR64.3million (US$16.5 million) for the first quarter of 2016.

Mr Ramesh Pathmanathan, Chief Financial Officer of MOL Global, Inc. said: “After thorough discussions with our Board of Directors, auditing and legal teams, we have concluded that reporting earnings on a semi-annual basis would better reflect the Company’s true business performance. In moving to semi-annual financial reporting, we expect to provide more meaningful updates on the Company’s business prospects to our shareholders and the finance community.”

Mr Preecha Praipattarakul, Global Chief Executive Officer of MOL Global, Inc said: “Full transparency and open communication continues to remain paramount to the Company. After a careful review, it was determined that the previous reporting process had become more of a distraction, and it was not adding as much value to the investment community as desired. The management team continue to remain focussed on the business, and welcome investor interest to the Company.”

About MOL Global, Inc.

MOL Global, Inc. (OTC Pink:MOLGY) is a leading e-payment enabler for online goods and services in emerging and developed markets. MOL operates a payments platform that connects consumers with digital content providers, telecommunications service providers and online merchants by providing a vast network of distribution channels that accepts cash and online payment methods. Its physical distribution network comprises more than 970,000 locations in 11 countries across four continents. The Company also has mobile payment channels, electronic distribution channels that accept major credit cards and online banking from more than 100 banks. For more information, please visit ir.mol.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future,"

"intends," "plans," "believes," "estimates," "confident," "target," "going forward" and similar statements. Among other things, our strategic and operational plans contain forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the U.S. Securities and Exchange Commission, in our annual report to ADS-holders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in each of the markets in which we operate; changes in our revenues and certain cost or expense items as a percentage of our revenues; and the expected growth of the e-payment market and the number of e-payment users. Further information regarding these and other risks is included in our filings with the Securities and Exchange Commission. We do not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and we undertake no duty to update such information, except as required under applicable law.

Investor Relations Contact:

         MOL Global, Inc.

         Charles Tan

         Email: IR@mol.com

MOL Global, Inc.